K&L Gates llp State Street Financial Center One Lincoln Street Boston, MA 02111-2950 T 617.261.3100 F 617.261.3175

September 26, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re:	John Hancock Bond Trust (the “Trust”) — File Nos. 002-66906 and 811-03006

Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

This letter is in response to comments received by telephone on September 3, 2013 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 77 under the Securities Act of 1933, as amended, and Amendment No. 81 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on July 17, 2013 (the “Amendment”) relating to the registration of John Hancock Global Short Duration Credit Fund (the “Fund”), a new series of the Trust.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms have the same meaning as in the Amendment unless otherwise indicated.

Prospectus Comments

Comment 1 — On the front cover of each prospectus included in the Amendment, please add the ticker symbol for each class of the Fund described therein.

Response to Comment 1 — The ticker symbol of each class of the Fund will be included on the cover of the appropriate prospectus when such class begins operations.

Comment 2 — Under “Fund summary — Fees and expenses,” footnote one to the “Annual fund operating expenses” table states that “‘Annual fund operating expenses’ have been estimated for the fund’s first year of operations.” Please explain why all expenses of the Fund are estimated instead of only the Fund’s “Other expenses,” as required by Instruction 6(b) to Item 3 of Form N-1A.

Response to Comment 2 — This footnote has been revised to read as follows: “‘Other expenses’ have been estimated for the fund’s first year of operations.”

Comment 3 — Under “Fund summary — Principal investment strategies,” the second sentence of the third paragraph reads as follows: “The team will seek out opportunities across the entire capital structure and will seek to mitigate downside risk by seeking stability of income through the credit cycle.” Please revise this sentence using plain English.

Response to Comment 3 — This sentence has been revised as follows (new text underscored, ~~deleted text struck through~~):

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September 26, 2013

The team will seek out investment opportunities in all sectors of the bond market ~~across the entire capital structure~~ and will seek to reduce the fund’s ~~mitigate downside~~ risk of loss by seeking stability of income during periods of both ~~through the~~ credit expansion and credit contraction ~~cycle~~.

Comment 4 — Under “Fund summary — Principal investment strategies,” in the fourth paragraph, please disclose the types of securities in which the Fund may invest and include corresponding risk factor disclosure under “Fund summary” and “Fund details.”

Response to Comment 4 — The Fund has made the requested change.

Comment 5 — Under “Fund summary — Principal investment strategies,” the fifth paragraph states that the Fund “generally intends to keep its average credit quality B or higher.” In accordance with views expressed by the Financial Industry Regulatory Authority that a fund should not refer to an “average credit quality” rating, unless such rating has been specifically obtained from a nationally recognized statistical rating organization, please delete this phrase.

Response to Comment 5 — The Fund has made the requested change.

Comment 6 — Under “Fund summary — Principal investment strategies,” the seventh paragraph states that the Fund may invest in derivatives. Please explain whether the Fund’s investments in derivatives are counted toward the Fund’s 80% investment policy related to its name (the “80% Policy”) or the 40% investment policy related to investing in foreign securities (the “40% Policy”), and, if so, please confirm that such investments are valued on a net or mark-to-market basis, and not on a notional basis.

Response to Comment 6 — The Fund reserves the right to use derivatives and other synthetic instruments to count towards its 80% and 40% Policies, as applicable. The Fund generally uses market value to value derivatives in connection with its 80% and 40% Policies.

Comment 7 — Under “Fund summary — Principal investment strategies,” the ninth paragraph states that the Fund may “take outright naked long positions through currency derivatives.” Please explain how this policy is consistent with the Fund’s investment objective, “To seek to maximize total return consisting of current income and capital appreciation.” In addition, please disclose the asset coverage provisions for such investments in the Statement of Additional Information (the “SAI”). Finally, please add a “leverage” risk factor to “Fund summary” and “Fund details.”

Response to Comment 7 — The Fund believes that taking naked long positions through currency derivatives is consistent with the portion of the Fund’s investment objective that seeks capital appreciation. In addition, the asset segregation provisions for investing in currency-related derivatives are disclosed in the SAI under “Risk Factors — Currency Transactions” and “Risk Factors — Use of Segregated and Other Special Accounts.” Finally, the Fund has added a “Leveraging risk” factor to “Fund summary” and “Fund details.”

Comment 8 — Under “Fund summary — Principal risks,” please add a separate “interest rate” risk factor.

Response to Comment 8 — The Fund has made the requested change.

Comment 9 — Under “Fund summary — Principal investment strategies,” please add a numerical example showing the effect of a one percent rise in interest rates on a portfolio of fixed-income securities with an average duration of three years.

Response to Comment 9 — The Fund has made the requested change.

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September 26, 2013

Comment 10 — Under “Fund summary — Principal risks,” the staff notes that “High portfolio turnover” risk is included as a principal risk of the Fund. Accordingly, please disclose in “Fund summary — Principal investment strategies” that the Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies.

Response to Comment 10 —The Fund has removed references to “High portfolio turnover” risk as a principal risk of the Fund.

Comment 11 — Under “Fund details — Principal investment strategies,” please disclose that the Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies.

Response to Comment 11 — The Fund has removed references to “High portfolio turnover” risk as a principal risk of the Fund.

Comment 12 — In the Class A shares prospectus, under “Your account — Investing in Class A shares,” it is stated that “Class A shares are not available to group retirement plans that do not currently hold Class A shares of the fund and that are eligible to invest in Class I shares or any of the R share classes, except as provided below.” Because the Fund does not offer any Class R shares, please delete the reference in this prospectus to Class R shares.

Response to Comment 12 — The Fund respectfully declines to make the requested change. Although the Fund does not offer Class R shares, the statement refers to the Class I and Class R shares of any fund in the John Hancock Fund Complex.

Comment 13 — Under “Your account — Selling shares,” it is stated that a $4 fee will be charged for wire transfers of redemption proceeds. Please include this fee in the fee table as a shareholder fee.

Response to Comment 13 — The Fund respectfully declines to make the requested change. Instruction 2(d) to Item 3 of Form N-1A provides that “fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed” in the fee table. As the $4 fee applies only to a limited number of shareholders, i.e., those who request a wire transfer of their redemption proceeds, we believe it would be consistent with Form N-1A not to include such fee in the fee table.

Statement of Additional Information Comments

Comment 14 — Under “Organization of John Hancock Bond Trust,” please disclose the date that the Trust was organized.

Response to Comment 14 — The Fund has made the requested change.

Comment 15 — Under “Risk Factors — Use of Segregated and Other Special Accounts — Call Options,” it is stated that “[a] call option sold by the Fund on an index will require the Fund to own portfolio securities that correlate with the index or to segregate cash or other liquid assets equal to the excess of the index value over the exercise price on a current basis.” Please confirm that this approach conforms to the requirements in Dreyfus Strategic Investing & Dreyfus Strategic Income (publ. avail. June 22, 1987) (“Dreyfus”) for segregating assets when a fund writes call options on an index. The staff believes that the Fund should segregate an amount not less than the exercise price of the option.

Response to Comment 15 — As noted in Investment Company Act Release No. 10666, Securities Trading Practices of Registered Investment Companies (April 18, 1979), Dreyfus, and related no-action letters, the staff of the Division of Investment Management has taken the

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September 26, 2013

position that a fund may avoid treating a written option as a senior security if it (i) covers the option by holding an offsetting position in the fund’s portfolio, or (ii) segregates liquid assets in an amount equal to the fund’s payment obligation under the option.

As disclosed in the SAI, if the Fund covers an index option, it will own portfolio securities that correlate with, or replicate the movement of, the index.

Also as noted in the SAI, the Fund may instead segregate cash or other liquid assets in an amount equal to the Fund’s payment obligation under the option. In the case of an option that may settle with physical delivery, the Fund will segregate assets equal to its potential delivery obligation, which is the nominal amount of the option. In the case of a cash-settled option, the Fund will segregate assets equal to its potential payment obligation, which is the net cash exposure of the option, marked-to-market on a daily basis.

For the reasons described above, the Fund does not believe that any change is necessary in response to this comment.

Comment 16 — Under “Risk Factors — Use of Segregated and Other Special Accounts — OTC Options,” it is stated that “when the Fund sells these instruments it will segregate an amount of cash or other liquid assets equal to its obligations under the options. OTC-issued and exchange-listed options sold by the Fund other than those described above generally settle with physical delivery, and the Fund will segregate an amount of cash or liquid high grade debt securities equal to the nominal amount of the option.” Please disclose that the Fund will segregate the “notional” amount of written options.

Response to Comment 16 — The term "nominal," when used in the context of options, generally has the same meaning as the term "notional."

If the Fund does not cover an option that may settle with physical delivery, it will segregate assets equal to its potential delivery obligation, which is the nominal amount of the option.

For the reasons described above, the Fund does not believe that any change is necessary in response to this comment.

Comment 17 — Under “Use of Segregated and Other Special Accounts — Swaps,” please disclose the types of swaps in which the Fund may engage and the asset segregation provisions for each type of swap.

Response to Comment 17 — As this information is disclosed under “Hedging and Other Strategic Transactions — Swap Agreements and Options on Swap Agreements, the Fund respectfully declines to make any changes in response to this comment.

_____________________________________________________

The Staff has requested that the Trust provide the following representations in its response to the Staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendment; and

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September 26, 2013

3.	The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 261-3240 or Nicholas J. Kolokithas, Assistant Secretary of the Trust, at (617) 663-4324.

Sincerely,

/s/ George P. Attisano

George P. Attisano

Cc:     Nicholas J. Kolokithas, Assistant Secretary, John Hancock Bond Trust